September 5, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Karl Hiller
Branch Chief

Dear Sir:

Re:	Baytex Energy Corp. (the "Corporation") - Form 40-F for the Fiscal Year ended December 31, 2012 (filed March 26, 2013) and Form 6-K for the month of March 2013 (filed March 8, 2013) (File No. 1-32754)

In response to your letter of August 29, 2013, we wish to advise as follows. For ease of reference, we have reproduced your comment in this letter.

Comment (Form 40-F for the Fiscal Year ended December 31, 2012):

We note that Exhibits 99.2 and 99.3, which relate to the Audited Consolidated Financial Statements and Management's Discussion and Analysis, respectively, are incorporated by reference from a Form 6-K furnished on March 8, 2013. General Instructions B(5) to Form 40‑F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40‑F. As explained in General Instruction B to Form 6-K and Rule 13a-16(c) of Regulation 13A, information submitted on Form 6‑K is considered furnished but not filed. Please amend your Form 40‑F to attach and file your Consolidated Financial Statements and Management's Discussion and Analysis as exhibits. You may also refer to Rule 303(b) of Regulation S-T and Rule 12b-23 of Regulation 12B.

Response:

The Corporation's Audited Consolidated Financial Statements and Management's Discussion and Analysis were previously filed with the Commission on March 8, 2013 on Form 6-K (copy attached). The Corporation included the following language in its Form 6-K to effect the filing of these documents and their incorporation into open registration statements and the Corporation's Form 40-F to be filed subsequently:

This Report on Form 6-K of Baytex Energy Corp. (the "Company") includes as Exhibit 99.1 the Company's Condensed Interim Unaudited Consolidated Financial Statements for the three and twelve month periods ended December 31, 2012 and 2011 and as Exhibit 99.2 the Company's Management's Discussion and Analysis for the three and twelve month periods ended December 31, 2012. Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be filed and shall be incorporated by reference into the Company's Registration Statements on Form S-8 (333-163289 and 333-171568) and Form F-3 (333-171866) and the Registration Statement on Form F-10 and Form F-3 of the

Company and Baytex Energy USA Ltd. (333-175796 and 333-175801) and the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2012, to be filed subsequently. (emphasis added)

Prior to completing these filings, we received legal advice from experienced U.S. securities counsel that this approach was an acceptable manner of addressing the fact that the Corporation's Audited Consolidated Financial Statements and Management's Discussion and Analysis are typically filed in advance of its Form 40‑F.

On behalf of the Corporation, I hereby acknowledge that:

(a)	the Corporation is responsible for the adequacy and accuracy of the disclosure in its Form 40‑F for the fiscal year ended December 31, 2012;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our response adequately addresses your comment. If you have any further questions related to this matter, please call me at 587.952.3255 or send an email to murray.desrosiers@baytex.ab.ca.

Yours truly,
Baytex Energy Corp.

/s/ Murray J. Desrosiers

Murray J. Desrosiers
Vice President, General Counsel
and Corporate Secretary

Enclosure

cc:	Mark Wojciechowski
Kimberly Calder